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                                                                  March 27, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. James O'Connor

Re: Aston Funds (the "Registrant" or the "Trust")
    1933 Act No. 33-68666
    1940 Act No. 811-8004
    Post-Effective Amendment No. 79

Dear Mr. O'Connor:

     On January 12, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 77 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class N Shares of the Aston/River Road Small-Mid Cap Fund, a series of the Trust (the "Fund"). You provided comments on the Post-Effective Amendment by telephone on March 2, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus and Statement of Additional Information, respectively, included in Post-Effective Amendment No. 77 filed with the Commission on January 12, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

PROSPECTUS

1.   Fund Expenses
     (Page 6)

     Comment: In the "Annual Fund Operating Expenses" table of the "Fund Expenses" Section, to what extent does the Fund intend to invest in other investment companies? Please confirm whether the Fund intends to disclose indirect fees and expenses of other investment companies under an "Acquired Funds" sub-caption.

     Response:   The Fund does not expect indirect expenses of Acquired Funds to exceed one basis point. The Fund has added a separate sub-caption.

2.   Other Investment Strategies

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     (Page 8)

     Comment: In the "Other Investment Strategies" Section, if the Fund intends to invest in exchange traded funds, is the Registrant relying upon on SEC Order permitting exceeding 12(d)(1) limits?

     Response:   Registrant intends to invest in ETFs within the limits of
                 Section 12(d)(1)(A) and currently is not relying on any exemptive obtained by such ETFs.

3.   Shareholder Information
     (Page 17)

     Comment: In "Exchanging Shares" of the "Shareholder Information" Section, please clarify that last sentence to inform investors if an exchange is taxable and what extent of the sale is taxable.

     Response:   The last sentence of second paragraph under "Exchanging Shares"
                 has been modified to, "[f]or federal income tax purposes, in non-retirement accounts, each exchange into a different Fund is treated as a taxable sale and a new purchase. Another sentence has been added indicating, "[f]or federal income tax purposes, in non-retirement accounts, an investor is taxed on any appreciation on the shares exchanged."

4.   Shareholder Information
     (Page 23)

     Comment: In "Transaction Policies" of the "Shareholder Information" Section, the language in the last paragraph on page 23 does not comport to Rule 22c-2. Please verify and make appropriate revisions for contractual undertakings.

     Response:   Registrant has deleted the phrase "intermediaries may be unable to implement these procedures." Registrant believes the disclosure is otherwise consistent with the rule.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

5.   Investment Advisory and Other Services
     (Page 27)

     Comment: In "Compensation" for the portfolio managers under the "Investment Advisory and Other Services" Section, please clarify

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                 disclosure regarding performance compensation with more
                 specifity as required by N-1A Item 15.

     Response:   Registrant believes its current disclosure is consistent with
                 Form N-1A and the guidelines thereunder.

6.   Portfolio Transactions and Brokerage Commissions
     (Page 32)

     Comment: In "Portfolio Turnover" under the "Portfolio Transactions and Brokerage Commissions" Section, the disclosure indicates that portfolio turnover is not expected to exceed 100%. Please verify this is true for a smaller cap fund. If portfolio is expected to exceed 100%, please add disclosure in the Prospectus and SAI risk disclosure.

     Response:   As stated in the Prospectus and SAI, the Fund does not expect portfolio turnover to exceed 100%. Accordingly, the Registrant has not modified the current disclosure.

7.   Disclosure of Portfolio Holdings
     (Page 37)

     Comment: In the "Disclosure of Portfolio Holdings" Section, the last sentence on page 33 reads "[t]he Fund discloses its portfolio holdings to the extent required by law." The disclosure of portfolio holdings is not required by law. Please modify the last sentence.

     Response:   Registrant believes that it could be compelled to produce
                 information regarding portfolio holdings in response to regulatory requests, court subpoenas or similar circumstances.
                 Accordingly, Registrant believes that disclosure is appropriate.

     To the extent appropriate, these responses will be incorporated into the Prospectus and SAI to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,


/s/ Corey L. Zarse
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Corey L. Zarse

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cc: Gerald Dillenburg
    Cathy O'Kelly, Esq.
    Deborah Eades, Esq.